TD WATERHOUSE GROUP, INC. REPORTS CASH EARNINGS
OF $.03 PER SHARE IN THE THIRD FISCAL QUARTER

Loss of $21.8 million on a reported basis reflects recently-announced restructuring charge of $22.4 million after tax

3rd fiscal quarter highlights:

•	Cash earnings (excluding goodwill and restructuring charges) totaled $10.9 million for the third quarter ended July 31, 2001, a 76% decrease from third quarter last year. On a reported basis, there was a net loss for the quarter of $21.8 million, which includes the after tax impact of goodwill amortization ($10.3 million) and restructuring charges incurred in the fiscal quarter ($22.4 million).

•	Cash earnings per share were $0.03, compared to $0.12 last year. After deducting goodwill and restructuring costs, TD Waterhouse incurred a $0.06 loss per share compared to earnings per share of $0.09 a year ago.

•	Revenues were $257 million compared to $283 million last quarter and $346 million third quarter 2000.

•	Pre-tax operating margin (excluding goodwill, marketing, and restructuring costs) was 15%, compared to 18% last quarter and 29% last year.

•	New account openings were 105,500 at an average cost per account of $154.

•	Customer assets of $137 billion were down 1% from last quarter, and decreased 16% from a year ago.

•	Margin loans of $4.3 billion were up 1% from last quarter and down 50% from a year ago.

•	Trades per day were 101,700 (with 77% of transactions on line) compared to 124,200 last quarter. Trading volumes declined 35% from the third quarter of last year.

Year-to-date highlights:

•	Revenues of $887 million for the first nine months of fiscal 2001 are down 27% from the first nine months of fiscal 2000.

•	Cash earnings totaled $75 million in the first nine months of fiscal 2001. This compares to $195 million in the first nine months of fiscal 2000.

•	New account openings totaled 434,300 at an average cost of per new account of $151 for the first nine months of fiscal 2001. This compares to 851,200 in the first nine months of fiscal 2000, with an average cost of $104.

NEW YORK, August 22, 2001 – TD Waterhouse Group, Inc. today announced cash earnings of $.03 cents per share on revenues of $257 million in the face of further deterioration of market conditions and a resulting decline in investor activity in the firm’s third fiscal quarter. New account openings in the quarter were 105,500 at an average cost per account of $154.

In the third fiscal quarter, TD Waterhouse recorded $10.3 million in after-tax charges for amortization of goodwill and other intangibles associated with past acquisitions as well as a $22.4 million after-tax charge for restructuring ($35.4 million pre-tax).

“As uncertain market conditions kept investors on the sidelines, we saw a further decrease in investment activity among customers this quarter. While our overall results reflect these declines, our customer asset level was virtually unchanged, which positions us to benefit from a rebound in investor sentiment and increase in investment activity,” Chief Executive Officer Steve McDonald said.

Strategic Restructuring

“Last fiscal quarter we took decisive action to combat weak activity levels through Project 200, a combination of important cost reduction and revenue raising initiatives designed to increase pre-tax income by $200 million. We have made notable progress on Project 200’s cost-cutting measures, including surpassing our target of reducing our workforce to 7,000 Associates through attrition this quarter,” McDonald said. “However, it had become clear that the current market environment required further action and last month we announced a strategic restructuring that provides near-term relief from challenges in our operating environment and better positions the firm for long term growth.”

Under the recently-announced restructuring plan, TD Waterhouse will reduce its global workforce by approximately 600 positions or 9%. Specifically, the restructuring consists of: moving to a two-call center strategy in the U.S. by closing the firm’s third call center in Chicago; closing 17 U.S. branches to focus physical locations in areas the firm has identified as growth opportunities; and reducing U.S. corporate staff by 10% and eliminating selected U.S. technology positions. In the U.K., the firm announced plans to close a call center located in Bradford. The restructuring is expected to result in annual pre-tax savings of more than $40 million beginning next fiscal quarter.

“One important focus of the restructuring is realizing operational efficiencies gained through technology,” McDonald added. “In doing so, we are able to do more with fewer resources than before, ensuring that we will be able to provide customers with the same level of high-quality service they have come to expect from us—even if investor activity levels increase significantly from this quarter’s levels.”

Operating Highlights

“In current market conditions, customers rely on us as a source of investment information and guidance—making our ability to deliver outstanding customer service and high-quality products more important than ever. To that end, we continue to build our broad financial services platform to offer investors around the world the resources and products they need to successfully manage their investments,” said Frank J. Petrilli, President and Chief Operating Officer.

Operating highlights at TD Waterhouse include:

•	Acquisition of R.J. Thompson Holdings, Inc. (RJT)—We announced an agreement to acquire Omaha, Nebraska-based RJT, a direct access brokerage firm earlier this month. The technology platform we will secure upon closure of this transaction will form the basis of one of the industry’s most robust offerings for the active trader. RJT will continue operating as a separate unit serving the needs of active traders, and in the first half of 2002 key features of RJT’s technology platform will be incorporated into TD Waterhouse’s services. The transaction is expected to close in the fourth fiscal quarter of 2001 subject to regulatory approvals and satisfaction of certain closing conditions.

•	Sale of Epoch Partners, Inc.—This quarter we sold our stake in Epoch Partners, Inc., the online investment bank, to Goldman Sachs Group, Inc. In connection with this sale, we will offer U.S. retail and investment advisor customers access to high-quality investment research and equity product offerings from Goldman Sachs, one of the world’s leading investment banks.

•	Joint Venture with Singapore’s DBS Group—In July we agreed to create a joint venture with DBS Group Holdings Ltd., the largest banking group in Southeast Asia, to provide self-directed investors access to a broad range of global investment services through the Internet, call centers, kiosks, and other distribution channels. Initially the joint venture will serve customers in Hong Kong and Singapore, where TD Waterhouse and DBS each have existing operations, with plans to expand into other Asian markets.

•	Internaxx Launch – This quarter we launched Internaxx, the multi-market, multi-currency, multi-lingual service for European high-net worth investors, that was created through our joint venture with Banque Generale du Luxembourg, one of the largest banks in Luxembourg and a member of the Fortis Group.

•	Online Fixed Income Center—In Canada we launched an online fixed income center that provides customers with access to more than 1,000 fixed income and money market products online—more than any other Canadian self-directed broker.

•	New U.K. Mutual Fund Marketplace—The launch of our fund supermarket means U.K. investors can access nearly 400 funds via telephone and the web. The marketplace’s offerings include six TD Waterhouse funds, managed by TD Asset Management Inc., and access to institutional fund research and analysis from TD Asset Management’s global fund research group and Morningstar UK.

•	Implementing Computer Telephony Integration (CTI) Technology—This quarter we rolled out a CTI initiative in the U.S. to improve the efficiency of handling customer calls. This initiative is expected to both improve the firm’s average speed of answering calls and automatically route incoming calls most effectively.

Outlook

“By restructuring our business to realize operational efficiencies achieved through technology solutions, we reconcile two important needs: balancing expenses and revenues in the face of continuing declines in investor activity, while leaving the firm with the resources critical for future growth when market conditions become more favorable,” McDonald said. “Despite the difficult operating environment facing our industry, we remain convinced of the strength of our business model and expect that the corporate restructuring we announced, the provisions of Project 200, and the enhancements we continue to make to our global offering, will keep the firm on the path toward long-term success and will foster shareholder value.”

TD Waterhouse Group, Inc., (NYSE/TSE: TWE), also known as “TD Waterhouse,” provides investors and independent financial advisors with a broad range of brokerage, mutual fund, banking and other consumer financial products on an integrated basis. Worldwide, TD Waterhouse currently services 3.3 million active customer accounts in the United States, Canada, the United Kingdom, Australia, and Hong Kong. The firm also has joint ventures in Japan, India and Luxembourg to serve investors in those countries. TD Waterhouse can be found on the Internet at www.tdwaterhouse.com and on America Online at Keyword: TD Waterhouse.

TD Waterhouse’s majority owner is TD Bank (NYSE/TSE: TD), which holds approximately 89% of the outstanding share capital of TD Waterhouse. Headquartered in Toronto, Canada, with offices around the world, TD Bank Financial Group offers a full range of financial products and services to approximately 13 million customers worldwide.

SUMMARY DISCUSSION OF RESULTS FOR 3rd QUARTER 2001

Cash earnings per share (i.e. excluding the after tax impact of goodwill amortization and the restructuring charge) was $0.03 ($0.02 excluding net securities gains) and compares to $0.12 last year.

Cash earnings from operations decreased 79% from third quarter last year to $9.4 million.

On a reported basis a net loss for the quarter of $21.8 million includes an after-tax restructuring charge of $22.4 million ($35.4 million pre-tax). This compares to net income last year of $34.5 million.

Results for the quarter reflect the following:

Total revenue of $257 million decreased 26% from third quarter last year as the impact of reduced trading by customers and reduced borrowing through margin loans more than offset the growth in mutual fund and related revenue.

•	Commissions and fees declined 36% to $131 million as revenue trades per day decreased 36%.

•	Commissions per revenue trade of $20.06 are slightly higher than last year’s $19.69, reflecting the introduction of a limit order fee in the 4th quarter 2000, and offset in part by online penetration which increased to 77% in the quarter. This compares to 74% for third quarter last year.

•	Mutual fund and related revenue grew by 24% reflecting growth in money market mutual funds and FDIC-insured money market deposits which totaled $17.3 billion at July 31, 2001 versus $15.4 billion a year ago. Total funds and deposits at July 31, 2001 were $39.9 billion, up slightly from a year ago.

•	Net interest declined 35% as average margin loans were $4.3 billion this quarter compared to $8.5 billion in the same quarter last year. This decrease, along with the reduced value of invested capital, more than offset a 42 basis point improvement in the spread on margin loans (2.91% this quarter versus 2.49% a year ago).

•	Other income increased 34% to $22 million and reflects new fees introduced in the U.S. since 3rd quarter 2000.

Operating expenses of $282 million include goodwill amortization of $12 million and a restructuring charge of $35 million. Excluding these items, operating expenses were 12% below third quarter last year.

•	Employee compensation and benefits include a restructuring charge of $8 million. A decrease of 6% excluding the charge is largely a reflection of a reduction in full time equivalent associates to 6,741 from 8,436 a year earlier, offset in part by annual merit increases and the expansion of our technology team.

•	Occupancy and equipment includes a restructuring charge of $23 million. The 24% increase excluding the charge is a reflection of our continued investment in technology in North America and abroad.

•	Excluding a restructuring charge of $0.5 million, professional fees decreased 8%. This rate of decline is slower than the decrease in business volume as it includes some of our technology investment.

•	Execution and clearing costs and communication expenses decreased 16% and 14% respectively in response to lower business volume.

•	Advertising and marketing decreased 31% to $16 million. While we had previously indicated the possibility of spending as much as $19 to $20 million in the quarter, we cut our more discretionary expenditures in response to the continuing unfavorable business conditions. With over 105,500 accounts opened in the quarter, our advertising cost per new account was $154 (compared to $136 in third quarter last year and $125 in second quarter this year).

•	Other expenses of $34 million include a restructuring charge of $4 million. A decrease of 38% excluding the charge is in part a reflection of reduced business volume, but also reflects the success of the Project 200 initiatives.

These results also reflect the impact of our continuing global expansion. This quarter operations outside North America cost us $12 million after-tax (excluding after-tax $2.0 million of restructuring) versus $10 million in each of second quarter 2001 and third quarter 2000.

Results for the 3rd Quarter reflect a decrease in cash earnings per share to $0.03 from 2nd Quarter cash earnings of $0.04. The 3rd Quarter results also include:

•	Total revenue decreased 9% to $257 million.

•	Excluding securities losses last quarter and securities gains this quarter ($5.2 million and $2.3 million respectively), revenue decreased 12%. The decrease in revenue is reflective of an 18% decrease in revenue trades per day and a 10% decrease in net interest revenue (as average margin loans decreased $0.7 million to $4.3 billion). These decreases were offset in part by a 3% growth in mutual fund and related revenue.

•	As we announced last quarter, our Project 200 included significant initiatives to reduce expenses. This project is largely responsible for the 7% sequential decrease in expenses this fiscal quarter (excluding goodwill amortization and restructuring charges) to $235 million.

•	Our most significant success in cutting costs comes from the reduction of full time equivalent staff through attrition to 6,741 at July 31 versus our Project 200 target of 7,000. This is an 18% decrease from January 31, 2001, the base for Project 200; it does not include the impact of the recently announced restructuring which will result in a further decrease of almost 600 full-time equivalents.

•	We announced the restructuring at the end of July because of the continued decrease in revenue, and in recognition of our continued success in leveraging technology. When this restructuring is completed during fourth quarter 2001, we expect it will reduce operating expenses by $40 million, annualized.

In the month of July trades per day decreased 15% from June to 85,300, and decreased 48% from 165,000 last July. New account openings totaled 34,700, compared to 34,500 in June 2001 and 50,500 in July 2000.

This release contains projections and other forward-looking statements regarding future events and our future financial performance. These statements are based on management’s current beliefs and expectations. These beliefs and expectations are based on assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from these statements. The forward-looking statements contained in this release speak only as of the date hereof and we do not undertake any obligation to provide updates on or corrections of such statements in the future as a result of subsequent developments or otherwise. The risks and uncertainties that may cause actual results to differ materially from these statements include, but are not limited to, (i) changes in general economic conditions and prevailing interest rates, (ii) market volatility or further sustained decreases in the market prices of securities generally, (iii) significant increases or decreases in trading activity by our customers, (iv) customer attrition, (v) the development and acceptance of new products and services, (vi) system delays and failures, (vii) increased competition, (viii) a slowdown in the expected rate of employee attrition, (ix) the success of our expense reduction initiatives in achieving their expected benefits, and (x) our ability to estimate when our expense reduction initiatives will affect our operating results. For a discussion of risks and uncertainties that may cause actual results to differ from those reflected in such forward-looking statements, please refer to our filings with the Securities and Exchange Commission, including the information included under the heading “Item 1. Business-Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended October 31, 2000.

Media Contact: Melissa Gitter First Vice President, Public Affairs (212) 806-3522	Analyst Contact: Kevin Sterns Executive Vice President & CFO (212) 908-7301

TD WATERHOUSE GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in US $ millions, except per share amounts)
(unaudited)

	Three Months Ended			Nine Months Ended
	July 31			July 31

			%			%
			Change			Change
	2001	2000	Inc/Dec	2001	2000	Inc/Dec

Revenues

Commissions and Fees	$130.7	$202.9	-36%	$486.0	$798.6	-39%

Mutual Fund and Related Revenue	46.0	37.1	24%	132.3	108.0	23%

Net Interest Revenue	57.5	88.8	-35%	200.9	258.8	-22%

Other	22.4	16.8	34%	67.4	50.5	33%

Total Revenues	256.6	345.6	-26%	886.6	1,215.9	-27%

Expenses

Employee Compensation and Benefits	100.0	97.5	3%	297.8	317.6	-6%

Execution and Clearing Costs	34.0	40.6	-16%	108.4	129.9	-17%

Occupancy and Equipment	62.8	32.4	94%	136.8	92.6	48%

Advertising and Marketing	16.3	23.4	-31%	65.5	88.8	-26%

Communications	12.4	14.5	-14%	41.3	48.1	-14%

Amortization of Goodwill	11.8	11.6	2%	35.4	31.8	11%

Professional Fees	11.0	11.5	-4%	33.1	31.4	5%

Other	33.5	47.3	-29%	110.8	170.3	-35%

Total Expenses *	281.8	278.8	1%	829.1	910.5	-9%

Income / (Loss) Before Income Taxes	(25.2)	66.8	-138%	57.5	305.4	-81%
Provision for Income Taxes	(3.4)	32.3	-111%	35.8	137.3	-74%

Net Income / (Loss) – Reported Basis	$(21.8)	$34.5	-163%	$21.7	$168.1	-87%

Add: Restructuring Costs – after tax	22.4	—		22.4	—

Add: Goodwill Amortization – after tax	10.3	10.0	3%	31.3	27.1	16%

Cash Earnings excluding restructuring	$10.9	$44.5	-76%	$75.4	$195.2	-61%

Add: Securities (Gains) / Losses – after tax	(1.5)	(0.5)	183%	(5.0)	(0.5)	847%

Cash Earnings from Operations excluding restructuring	$9.4	$44.0	-79%	$70.4	$194.7	-64%

Basic Earnings Per Share

>> Reported Basis	$(0.06)	$0.09	-163%	$0.06	$0.44	-87%

>> Cash Basis excluding restructuring	$0.03	$0.12	-75%	$0.20	$0.52	-61%

>> Cash Basis (excluding securities gains or losses and restructuring)	$0.02	$0.12	-79%	$0.19	$0.51	-64%

Diluted Earnings per Share

>> Reported Basis	$(0.06)	$0.09	-163%	$0.06	$0.44	-87%

Number of Shares Outstanding (millions)

>> Basic	379.0	379.8	0%	379.5	378.7	0%

>> Diluted	379.1	380.1	0%	379.6	378.8	0%

* total expenses include $35.4 million in restructuring costs in the quarter and nine months ended July 31, 2001

TD WATERHOUSE GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in US $ millions, except per share amounts)
(unaudited)

	Three Months Ended

			%
	July 31,	April 30,	Change
	2001	2001	Inc/(Dec)

Revenues

Commissions and Fees	$130.7	$159.1	-18%

Mutual Fund and Related Revenue	46.0	44.8	3%

Net Interest Revenue	57.5	63.6	-10%

Other	22.4	15.3	47%

Total Revenues	256.6	282.8	-9%

Expenses

Employee Compensation and Benefits	100.0	95.9	4%

Execution and Clearing Costs	34.0	34.9	-2%

Occupancy and Equipment	62.8	39.5	59%

Advertising and Marketing	16.3	21.2	-23%

Communications	12.4	13.4	-7%

Amortization of Goodwill	11.8	11.7	1%

Professional Fees	11.0	10.5	5%

Other	33.5	37.8	-11%

Total Expenses *	281.8	264.9	6%

Income / (Loss) Before Income Taxes	(25.2)	17.9	-241%

Provision for Income Taxes	(3.4)	11.4	-130%

Net Income / (Loss) – Reported Basis	$(21.8)	$6.5	-435%

Add: Restructuring Costs – after tax	22.4	—

Add: Goodwill Amortization- after tax	10.3	10.4	-1%

Cash Earnings	$10.9	$16.9	-36%

Add: Securities (Gains) / Losses – after tax	(1.5)	3.2	-146%

Cash Earnings from Operations excluding restructuring	$9.4	$20.1	-53%

Basic Earnings Per Share

>> Reported Basis	$(0.06)	$0.02	-436%

>> Cash Basis (excluding restructuring)	$0.03	$0.04	-35%

>> Cash Basis (excluding securities gains or losses and restructuring)	$0.02	$0.05	-53%

Diluted Earnings per Share

>> Reported Basis	$(0.06)	$0.02	-436%

Number of Shares outstanding (millions)

>> Basic	379.0	379.8	0%

>> Diluted	379.1	379.8	0%

* total expenses include $35.4 million in restructuring costs in the quarter ended July 31, 2001

TD WATERHOUSE GROUP, INC.
OPERATING DATA
(in US $)
(unaudited)

	Three Months Ended			Nine Months Ended
	July 31			July 31

			%			%
			Change			Change
	2001	2000	Inc/(Dec)	2001	2000	Inc/(Dec)

Pre-Tax Operating Margin, Excluding Goodwill and Restructuring	9%	23%	-62%	14%	28%	-48%

Pre-Tax Operating Margin, Excluding Goodwill, Marketing and Restructuring	15%	29%	-49%	22%	35%	-38%

Trades per Day (000)	101.7	156.8	-35%	124.8	200.1	-38%

Revenue Trades per Day (000)	94.6	147.9	-36%	116.7	188.6	-38%

On-Line Trades per Day (000)	78.8	115.6	-32%	93.6	147.0	-36%

Active Accounts – Ending (000)	3,262	3,011	8%	3,262	3,011	8%

Total On-Line Accounts—Ending (000)	2,518	2,126	18%	2,518	2,126	18%

Total Customer Assets – Ending ($Billions)	$136.7	$162.6	-16%	$136.7	$162.6	-16%

On-line Customer Assets – Ending ($Billions)	$91.4	$111.1	-18%	$91.4	$111.1	-18%

Number of New Accounts (000)	105.5	172.4	-39%	434.3	851.2	-49%

Advertising per New Account	$154.21	$135.95	13%	$150.71	$104.34	44%

On-Line Penetration	77%	74%	5%	75%	73%	2%

Commissions per Revenue Trade	$20.06	$19.69	2%	$20.43	$20.71	-1%

	Three Months Ended

	July 31,	April 30,	% Change
	2001	2001	Inc/(Dec)

Pre-Tax Operating Margin, Excluding Goodwill and Restructuring	9%	10%	-18%

Pre-Tax Operating Margin, Excluding Goodwill, Marketing and Restructuring	15%	18%	-17%

Trades per Day (000)	101.7	124.2	-18%

Revenue Trades per Day (000)	94.6	115.6	-18%

On-Line Trades per Day (000)	78.8	91.9	-14%

Active Accounts—Ending (000)	3,262	3,269	0%

Total On-Line Accounts—Ending (000)	2,518	2,492	1%

Total Customer Assets—Ending ($Billions)	$136.7	$137.6	-1%

On-Line Customer Assets—Ending ($Billions)	$91.4	$93.5	-2%

Number of New Accounts (000)	105.5	169.2	-38%

Advertising per New Account	$154.21	$125.15	23%

On-Line Penetration	77%	74%	5%

Commissions per Revenue Trade	$20.06	$20.59	-3%

	Three Months Ended

	June 30,	March 31,	% Change
	2001	2001	Inc/(Dec)

Trades per Day (000)	113.5	134.1	-15%

Revenue Trades per Day (000)	106.1	124.8	-15%

On-Line Trades per Day (000)	87.5	99.1	-12%

Active Accounts – Ending (000)	3,237	3,243	0%

Total On-Line Accounts—Ending (000)	2,500	2,446	2%

Total Customer Assets—Ending ($Billions)	$138.7	$128.2	8%

On-Line Customer Assets—Ending ($Billions)	$93.5	$86.6	8%

Number of New Accounts (000)	128.4	164.6	-22%

Advertising per New Account	$126.75	$140.47	-10%

On-line Penetration	77%	74%	4%

Commissions per Revenue Trade	$20.02	$20.87	-4%

TD WATERHOUSE GROUP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in US $ thousands)
(unaudited)

	July 31,	October 31,
	2001	2000

Assets

Cash and cash equivalents	$347,264	$859,579

Securities owned, at market value	456,807	138,515

Receivable from brokers and dealers	91,287	104,266

Receivable from customers	4,317,157	7,978,551

Deposits paid for securities borrowed	1,186,522	640,750

Deposits with clearing organizations	50,538	51,943

Fixed assets, net of depreciation	160,841	140,591

Goodwill, net of accumulated amortization	766,262	804,266

Other Assets	297,065	270,856

Total Assets	$7,673,743	$10,989,317

Liabilities

Bank loans and overdrafts	$38,218	$963,031

Deposits received for securities loaned	1,310,156	4,111,677

Payable to brokers and dealers	258,672	105,467

Payable to customers	3,242,649	2,849,485

Accrued compensation, taxes payable and other	596,093	735,734

Total Liabilities	$5,445,788	$8,765,394

Stockholders’ Equity	$2,227,955	$2,223,923

Total Liabilities and

Stockholders’ Equity	$7,673,743	$10,989,317